NOV 2 5 2011
189

SECUF 11023529 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond James (USA) LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#2200 925 West Georgia Street
(No. and Street)

Vancouver (City) BC (State) Canada V6C 3L2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Richard 604-654-1223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 Dunsmuir Street, PO Box 10426 Pacific Centre Vancouver,BC V7Y 1K3
(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James (USA) Ltd., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Alan Wong
Raymond James Ltd.
Legal Counsel

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Schedules
(Expressed in United States dollars)

RAYMOND JAMES (USA) LTD.

Years ended September 30, 2011 and 2010

KPMG

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

AUDITORS' REPORT TO THE STOCKHOLDER

We have audited the accompanying statements of financial condition of Raymond James (USA) Ltd. as at September 30, 2011 and 2010 and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the years then ended respectively, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2011 and 2010 and the results of its operations and comprehensive income, the changes in its stockholder's equity and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Vancouver, Canada
November 22, 2011

RAYMOND JAMES (USA) LTD.

Statements of Financial Condition
(Expressed in United States dollars)

September 30, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 5,221,693	$ 3,134,540
Deposits in compliance with reserve requirements (note 3)	3,022,623	3,022,623
Client and broker receivables (note 5)	23,167,608	25,631,281
Due from related party (note 5)	87,090	72,404
Other assets	15,485	-
	$ 31,514,499	$ 31,860,848
Liabilities and Stockholder's Equity		
Client and broker payables (note 5)	$ 23,033,316	$ 25,458,591
Other accounts payable	650,067	568,642
	23,683,383	26,027,233
Stockholder's equity:		
Capital stock (note 4)	1,045,000	1,045,000
Retained earnings	6,786,116	4,788,615
	7,831,116	5,833,615
	$ 31,514,499	$ 31,860,848

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

Statements of Operations and Comprehensive Income
(Expressed in United States dollars)

Years ended September 30, 2011 and 2010

	2011	2010
Revenue:		
Commission income (note 5)	$ 12,011,553	$ 8,674,768
Interest income	5,119	5,873
Foreign exchange gain	14,086	6,043
	12,030,758	8,686,684
Expenses:		
Commission expense (note 5)	6,005,776	4,334,031
Communication and information processing	1,078,175	1,011,228
Employee compensation and benefits	758,389	547,730
Business development	513,482	437,071
Occupancy and equipment	385,285	329,141
Clearance and floor brokerage	233,772	202,786
Other	143,255	73,741
Interest	325	276
	9,118,459	6,936,004
Earnings before income taxes	2,912,299	1,750,680
Income taxes	914,798	504,611
Net earnings and Comprehensive Income	$ 1,997,501	$ 1,246,069

See accompanying notes to financial statements.

Statements of Changes in Stockholder's Equity
(Expressed in United States dollars)

Years ended September 30, 2011 and 2010

	Common shares	Retained earnings	Total
Balance, September 30, 2009	$ 1,045,000	$ 3,542,546	$ 4,587,546
Net earnings	-	1,246,069	1,246,069
Balance, September 30, 2010	1,045,000	4,788,615	5,833,615
Net earnings	-	1,997,501	1,997,501
Balance, September 30, 2011	$ 1,045,000	$ 6,786,116	$ 7,831,116

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

Statements of Cash Flows
(Expressed in United States dollars)

Years ended September 30, 2011 and 2010

	2011	2010
Cash provided by (used in):		
Operations:		
Net earnings	$ 1,997,501	$ 1,246,069
Change in non-cash operating working capital (note 7)	89,652	742,620
Increase in cash and cash equivalents	2,087,153	1,988,689
Cash and cash equivalents, beginning of year	3,134,540	1,145,851
Cash and cash equivalents, end of year	$ 5,221,693	$ 3,134,540
Cash and cash equivalents consist of:		
Cash	$ 4,844,085	$ 2,757,035
Term deposits	377,608	377,505
	$ 5,221,693	$ 3,134,540

Supplemental cash flow information (note 7)

See accompanying notes to financial statements.

1. Operations:

Raymond James (USA) Ltd. (the "Company") is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is registered as a broker in the United States of America and is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Investment Industry Regulatory Organization of Canada ("IIROC"), Canadian Investor Protection Fund, the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and Securities Investor Protection Corporation.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Securities transactions:

The Company records its agency securities transactions on a trade date basis.

(c) Income taxes:

The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. As at September 30, 2011 and 2010, the Company's tax basis in its assets and liabilities was equal to its financial statement basis amounts for such assets and liabilities.

(d) Cash and cash equivalents:

Cash equivalents are investments that are held for less than 90 days and are readily convertible into known amounts of cash.

(e) Financial instruments:

The fair value of cash and term deposits, deposits in compliance with reserve requirements, clearing deposits, clients and broker receivables, other assets, due from related party, client and broker payables and other accounts payable approximate their fair value due to the short-term maturities of these instruments.

(Expressed in United States dollars)

2. Significant accounting policies (continued):

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. Deposits in compliance with reserve requirements:

The deposit of $3,022,623 cash at September 30, 2011 (2010 - $3,022,623) is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation is $313 (2010 - $4,677), and is restricted.

4. Capital stock:

	2011	2010
Authorized:		
200 voting common shares without par value		
Issued:		
200 common shares (2010 - 200)	$ 1,045,000	$ 1,045,000

5. Related party transactions:

Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. ("RJL"), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of Raymond James (USA) Ltd. In addition, Raymond James (USA) Ltd. is responsible for all direct expenses and an allocation of operating expenses based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

During the year ended September 30, 2011, commissions and operating costs of $9,118,459 (2010 - $6,936,003) were paid to RJL. As at September 30, 2011, the Company has $87,090 (2010 - $72,404) receivable from RJL. In addition, clients and brokers payable include amounts due to RJL of $5,880,823 (2010 - $12,897,232).

(Expressed in United States dollars)

6. Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2011, the Company had net capital pursuant to Rule 15c3-1 of $7,728,541 (2010 - $5,761,211) which was $7,478,541 (2010 - $5,511,211) in excess of its net capital requirement of $250,000.

7. Supplemental cash flow information:

	2011	2010
Change in non-cash operating working capital:		
Client and brokers, net	$ 38,398	$ (133,681)
Other assets	(15,485)	422,499
Due from related party	(14,686)	(12,756)
Other accounts payable	81,425	466,558
	$ 89,652	$ 742,620
Supplementary information:		
Taxes paid (recovered)	$ 959,083	$ (353,772)

8. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2011 and 2010, the Company had no liabilities which were subordinated to the claims of general creditors.

RAYMOND JAMES (USA) LTD.

Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Expressed in United States dollars)

Schedule 1

Years ended September 30, 2011 and 2010

	2011	2010
Total capital:		
Total ownership equity	$ 7,831,116	$ 5,833,615
Deductions:		
Non-allowable assets:		
Due from related party, net	87,090	72,404
Other deductions	15,485	-
Total deductions	102,575	72,404
Net capital	7,728,541	5,761,211
Minimum net capital required	250,000	250,000
Excess net capital	$ 7,478,541	$ 5,511,211

The 2011 computation does not differ materially from the regulatory computation filed on its Focus II.

RAYMOND JAMES (USA) LTD.

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 Schedule 2
(Expressed in United States dollars)

Years ended September 30, 2011 and 2010

As at September 30, 2011, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $313 (2010 - $4,677). Therefore, the minimum reserve required under 15c3-3 as at September 30, 2011 is $313 (2010 - $4,677). As at September 30, 2011, the Company had $3,022,623 (2010 - $3,022,623) in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.

KPMG

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Raymond James (USA) Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for from the year ended September 30, 2011, which were agreed to by Raymond James (USA) Ltd. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist you and the Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with a copy of the checks noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with the General Ledger or other supporting schedules, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in Form X-17A-5, the General Ledger, or related schedules supporting the adjustments; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these Specified Parties.

KPMG LLP

Chartered Accountants

Vancouver, Canada
November 22, 2011

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Raymond James (USA) Ltd.

Address: Suite 2200 925 West Georgia Street
Vancouver, BC Canada V6C 3L2

Telephone: 604-654-1223

SEC Registration Number: 42071

FINRA Registration Number: 25853

(ii) Accounting Firm

Name: KPMG, LLP Chartered Accountants

Address: 777 Dunsmuir Street, PO Box 10426 Pacific Centre, Vancouver, BC V7Y 1K3

Telephone: 604-691-3290

Accountant's State Registration Number:

Not Resident in the US

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
09	30	2011

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(x) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: Sandra Richard

(By Firm's FINOP or President)

Title: CFO Date: Nov 23/2011

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC 17A-5

To the Directors of Raymond James (USA) Ltd.

In planning and performing our audit of the financial statements of Raymond James (USA) Ltd. (the "Company"), as of and for the year ended September 30, 2011, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles of the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

November 22, 2011
Vancouver, Canada